UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Appointment of a Director

Effective January 26, 2026, Mr. Chew Men Leong, former Chief of Navy of the Republic of Singapore Navy and a veteran leader in infrastructure and global business, was elected to serve as a director of High-Trend International Group (the “Company” or “Registrant”).

As the former Chief of Navy of the Republic of Singapore Navy, Mr. Chew played a central role in the development and implementation of Singapore’s next-generation navy strategy. During his tenure as a senior executive at ST Engineering, a global technology and defense group majority-owned by Temasek Holdings, he led the company’s largest-ever cross-border acquisition – the US$2.68 billion all-cash purchase of U.S. transportation technology leader TransCore – and played a decisive role in the global go-to-market strategy and post-acquisition integration. As the founding President of ST Engineering’s Urban Solutions business, he led a global portfolio spanning more than 150 cities, achieving annual revenue exceeding 1.6 billion SGD and an order book of over 6 billion SGD. Mr. Chew previously served as Chief Executive of the Land Transport Authority (LTA) and the Public Utilities Board (PUB) of Singapore, overseeing the nation’s critical land transport and water infrastructure.

Mr. Chew holds a first-class honors degree in Electrical and Electronic Engineering from Imperial College London and a Master of Science in Management (Sloan Program) from Stanford University. He has also completed the Advanced Management Program at the Wharton School of Business. He has served on the boards and councils of leading organizations including Jurong Port, the Maritime and Port Authority of Singapore (MPA) and the Urban Redevelopment Authority (URA).

Issuance of Press Release

On January 28, 2026, the Company issued a press release announcing the appointment of Mr. Chew Men Leong. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit
99.1	Press Release dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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